NYSE
AN ICE EXCHANGE

November 17, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series SP-199 6.527% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2027
- Series SP-201 6.607% Senior Preferred Fixed Rate Notes due 2028
- Series SP-202 6.938% Senior Preferred Fixed Rate Notes due 2033

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com